Exhibit 12.1

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

	June 27,	June 28,	June 29,	June 30,	July 2,
	2015	2014	2013	2012	2011
	(in thousands)
Earnings:
Income from continuing
Operations before tax	712,965	701,127	549,265	790,782	870,966
Add fixed charges	127,417	138,430	139,015	121,734	121,353
Total Earnings	840,382	839,557	688,280	912,516	992,319

Fixed charges:
Interest on indebtedness including
amortization of debt expense	95,665	104,823	107,653	90,859	92,452
Interest component of rent expense	31,752	33,607	31,362	30,875	28,901
Total fixed charges	127,417	138,430	139,015	121,734	121,353

	6.6	6.1	5.0	7.5	8.2